OMI LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 31 August, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,



Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

| ITEM | DATE LODGED | DESCRIPTION |
|---|---|---|
| 1 | 30 August, 2004 | Company Announcement: Shareholder Update |
| 2 | 30 July, 2004 | Company Announcement: Appendix 4E Preliminary Final Report |



Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

# Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

LIMITED





*Unit 1, 12 Booran Drive*
*SLACKS CREEK QLD 4127*

*PO Box 2150*
*LOGAN CITY BC QLD 4114*

*Ph: 07 3451 7000 Fax: 07 3209 4765*


30 August 2004

## SHAREHOLDER UPDATE

As part of its Shareholder Communication Plan, Occupational & Medical Innovations Ltd (OMI) is pleased to submit the attached Shareholder Update. This is follows on from the most recent Update in April 2004.

The Update contains information on recent Announcements made by OMI, including the signing of a Heads of Agreement with Terumo USA, details of the Share Purchase Plan and its latest innovation, the Safety Needle Case.

**KEITH TASKE**
Joint Managing Director

Volume 1, Issue 2
September 2004

Shareholder Update
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ACN 091 192 871

# OMI RETRACTABLE SYRINGE TO ENTER US MARKET

OMI is poised to make its long awaited debut in the US syringe market following the signing of a Heads of Agreement with Terumo Medical Corporation in the United States for the distribution of the full range of the OMI Retractable Syringes. Terumo Medical Corporation distribute throughout the United States, Mexico and Canadian markets and is an affiliate of Terumo Corporation.

Terumo Corporation is a world leading medical device and equipment supplier with annual sales of USD$2.45 billion and operations in more than 150 countries.

Mr Keith Taske, OMI's Joint CEO, said "Following on from the distribution contract with Terumo Australia, the Terumo US agreement is an endorsement of OMI's stated strategy to launch its products through a major multinational domestically and then move to larger international affiliates and markets. The US is the world's only country with safety legislation that enforces the use of safety engineered medical devices. It is also the largest global market for hypodermic needles and syringes."

## AGREEMENT

"To have an agreement with one of the world's largest syringe manufacturers and suppliers, operating in the worlds largest safety medical device market, is testament to the commercial viability of our technology." Mr Taske said.

The agreement comes only six months behind a distribution agreement between OMI and Terumo Corporation (Australian Branch) in December last year. Terumo Australia will distribute the OMI syringe throughout Australia, New Zealand and the Pacific Islands.

The annual market for hypodermic needles and syringes in the US is in excess of three billion units. By the end of 2004 it is estimated that 38% of the US market will convert to safety syringes and needles and by the end of 2007 the entire market in the US will have converted.


omi
RETRACTABLE
SYRINGE

# $4.9 MILLION RAISED IN SHARE PURCHASE PLAN

OMI has successfully raised $4.9 million in fresh working capital through its recent Share Purchase Plan. The Plan allowed current shareholders to purchase up to 3,225 shares at a discounted price.

A total of 3,176,900 new shares were issued under the plan, taking the total number of shares on issue to 29,530,626.

More than 40% of current OMI shareholders participated in the Share Purchase Plan. Average take up of the shares available was 85%.

OMI Joint CEO Mr Keith Taske said that the funds raised will be used to further expand sales and marketing plans for OMI's Safety Scalpel, Safe IV-Access Valve and Retractable Safety Syringe on the global market.

"The success of this latest raising signals shareholder confidence in OMI's ability to create and distribute to end-users a range of innovative medical products with real-world benefits to healthcare professionals worldwide", Mr Taske said. *(continued page 3)*

# A MESSAGE FROM JOINT CEO KEITH TASKE

Welcome to the latest OMI Shareholder Update.

Reaction to our most recent update in April has been overwhelming and confirms that OMI is heading in the right direction with the full support of its shareholder base. This has been further confirmed by the tremendous support our recent Share Purchase Plan enjoyed from our Shareholders, raising some $4.9 million. These funds will be used to bring our products to new markets and to fund the ongoing R & D into the next generation of OMI devices.

**SHARE PRICE**

OMI'S current share price certainly does not reflect the enormous progress that has been made over recent months to bring our products to market.

SAFETY SCALPEL.

Sales both in the U.S.A. and Australia continue well above forecasts originally supplied by our distributors, Personna in the U.S.A. and Device Technologies here in Australia.

RETRACTABLE SAFETY SYRINGE.

Full scale commercial production at the manufacturing plant in China is rapidly progressing and should see the rollout to our distributor, Terumo Australia, in the last Quarter of 2004. Following the signing of a Heads of Agreement with Terumo U.S.A., negotiations on a Distribution Agreement are progressing and we expect to have product available in the worlds largest Safety Syringe market (U.S.A.) in the first quarter of 2005.

SAFE IV ACCESS VALVE.

Our discussions with the worlds largest Valve supplier B.Braun are now progressing at a global level and expectations remain strong that the OMI Safe IV Access Valve will also be at market before the end of the current financial year.

This progress prompted the OMI Board to advise the market of expected revenue receipts in 04/05 of $5 million with 04/05 being our last loss year. Further, we advised of our forecast of an extremely strong financial year in 06.

I refer our Shareholders to two recent articles that clearly position OMI at the forefront of Australian Syringe share companies. These articles were published in:

The Australian – June 23rd – Titled *"Syringe Makers take the plunge"*

Shares Magazine– July edition – Titled *"No Retraction in Syringe Hype"*

Both these articles are a balanced and accurate account of OMI verses it's competition and can be read on the 'News' section of our website. (*www.omiltd.com*)

I stress again that OMI is a multi – Medical Device company and offers strong sales growth potential as outlined above. We do not rely on one product alone.

Over past months the performance of our share price indicates a strong need for OMI to better acquaint Brokers and share market investors of our plans. Arrangements are being finalised to undertake presentations in Brisbane, Sydney & Melbourne over the coming months to address this need.

The Management of OMI remain extremely confident over the longer term of the market potential of our products which will position the Company at the forefront of Australian Medical Device companies.



***OMI Joint CEO's Keith Taske (L) & Bruce Kiehne (R) with the Safety Needle Case.***

# OMI RETRACTABLE SYRINGE WINS AUSTRALIAN DESIGN AWARD

OMI's range of Retractable Syringes has been honoured with an Australian Design Award. The Awards, presented by Standards Australia is Australia's only national design awards program and in the past has recognised some of Australia's most successful commercial inventions including the Hills Hoist, the Victa Lawn Mower, the first Holden Ute and the Winged Keel.

This year a record number of submissions from some of Australia's biggest names in industrial and engineering design were exhibited and judged before an esteemed panel of internationally renowned designers from Australia, South Africa and the Netherlands.

Among the 13 products vying with OMI for the Australian Design Award in the Medical/Scientific category were Cochlear's AOS Insertion Tool, Ventracor's artificial heart and Resmed's new flow generator. Unitract's retractable syringe was also submitted for consideration, but failed to reach a finalist berth.

With its Safe IV Access Valve also shortlisted for the accolade and its retractable safety scalpel the recipient of the 2003 Australian Design Award, OMI has now been formally acknowledged as a serial innovator in the field of medical device technology.



***OMI's Retractable Syringe joins its Safety Scalpel as Australian Design Award Winners.***

# OMI CLEANS UP WITH NEW SAFETY CONCEPT

OMI recently unveiled its latest concept, a Portable Sharps Container, designed to combat the serious risk of sharps injuries in the health and medical professions and in the broader community.

The launch at the Brisbane Wesley Hospital was well attended by TV and print media, investors and researchers and medical distributors. Founder of the Needlestick Action Group of Queensland Ms Cindy Bush gave a keynote presentation on the devastating effects of needlestick injuries.

According to OMI founder and inventor Mr Bruce Kiehne, most sharps safety solutions are focussed on the sharps themselves, rather than the circumstances leading up to the injuries.

"With this new concept in sharps usage and disposal, we have tried to solve the cause of the problem, rather than just the symptoms," Mr Kiehne said.

Mr Kiehne said that OMI's Portable Sharps Container revolutionised sharps containers by storing the same number of needles as a conventional case, but dispensing them only one needle at a time, requiring reinsertion before the device will provide another syringe.

## Fail Safe

"The OMI Portable Sharps Container incorporates a number of fail-safe systems, such as an anti-tamper mechanism and complete inaccessibility to syringes stored within the case, giving rise to 'safe-disposal' technology," Mr Kiehne said.

According to Mr Kiehne the new concept is very flexible and adaptable, and should be readily accepted by the marketplace.

"Our case can handle all types of syringes, whether traditional or the newer retractable designs, and will be available across the full range of one, two, five and ten millilitre sizes," Mr Kiehne said.


omi

***OMI's new innovation, the Portable Sharps Container.***

# SHARE PURCHASE PLAN (continued from page 1)

*(Continued from page 1)*

"In fact, we have been quite overwhelmed by the response. We plan to deliver on this shareholder confidence to quickly implement expansion of our resources to enable the delivery of current developed product to market and allocate increased resources to fund additional product development," he said.

ABN Amro Morgans Managing Director Mr Tim Cromelin said, "The level of shareholder participation was an outstanding outcome and was a strong endorsement of OMI's recent milestone achievements".

Mr Taske added, "We appreciate the loyalty of shareholders and I thank them for their patience as we bring our products to market."

**WHATS MY NAME?**

OMI's safety devices are yet to be named. If you can think of a suitable name for the Safety Syringe, Safety Scalpel or Safe IV Access Valve, you are in with a chance to win a great prize.

Each winning device name will receive a $500 Gift Voucher from Myer.

Enter now via our website!

**WWW.OMILTD.COM**

Entries close September 30, 2004

# OMI SYRINGE IN POWERHOUSE MUSEUM DISPLAY

OMI's Retractable Syringe will be on display at Sydney's Powerhouse Museum as part of the 2004 Australian Design Awards exhibition. The year-long exhibition, which commenced in July, features a selection of the best designs from this year's Australian Design Awards, in which the OMI Retractable Syringe won an Australian Design Award in the Medical and Scientific category.

Demonstrating excellence in design, innovation, sustainability and a distinct competitive edge, the ground-breaking designs on display are testament to the increasing number of exceptional products developed by Australian designers & manufacturers for world markets.

The 2004 Australian Design Awards exhibition also features the winner of the 2004 Invention of the Year, the planetary electric motor model and some of the innovative designs from the Dyson Student Award category.

***2004 Australian Design Award Exhibition***

**July 2004—June 2005**

**Powerhouse Museum**

**500 Harris St**

**Ultimo, Sydney**

**Ph: (02) 9217 0111**

**www.phm.gov.au**

# EMPLOYEE SHARE OPTION SCHEME ANNOUNCED

OMI has recently implemented an Employee Share Option Scheme (ESOP) for its staff. The scheme aims to act as an incentive to employees and will aid the company in recruiting the best possible candidates in the future.

In announcing this initiative, OMI's Founder and major shareholder, Mr Bruce Kiehne said, "The extension of a share option scheme to employees is progressive and a win-win situation for the company and therefore all shareholders. We have a highly effective team at OMI. These people and their motivation, are vital to our ongoing success. This incentive plan means that they will be motivated to stretch even further to achieve, or exceed, company goals".

Share options will be issued to employees at an exercise price of $2.00 per share. The options will vest over three years provided that certain milestones are achieved. This includes a requirement that the share price for OMI must not be less than $3.50 within 12 months, $4.25 within 24 months, and $5.00 within 36 months.

# MOVED HOUSE?

If you have changed address recently, it is important that you update your records on our Share Register. To change or confirm your details, simply phone Computershare Investor Services on 1300 55 22 70 (within Australia).

# NEW APPOINTMENTS

**ANDREW LIM**



Andrew Lim joins OMI in the newly created role of Special Projects Manager. Having held senior Engineering, Manufacturing & Operations positions throughout Australia, New Zealand and Asia, Andrew's role will be to facilitate and strengthen OMI's 'manufacture through to market' expertise as well as to identify and select manufacturers for future products.

**PAUL REA**



Paul Rea joins OMI as its new International Business Development Manager. Paul has extensive sales experience in the medical field, having held a number of senior positions with leading pharmaceutical companies. Paul will work closely with the OMI Management team in implementing OMI's sales strategy both within Australia and overseas.

**ANGUS CHAPMAN**



Angus Chapman is the newest addition to the OMI design team. A skilled Industrial Designer, Angus has been recruited specifically to work on the next generation of OMI products.

**TOM HORN**

Tom Horn has been appointed as OMI's Manufacturing Manager. A specialist in tool design & injection moulding, Tom will play a pivotal role in overseeing the manufacturing of OMI's current and future product range.

# REPORTING CALENDAR

| | |
|---|---|
| **28 SEPTEMBER** | **FINAL ACCOUNTS RELEASED** |
| **22 OCTOBER** | **NOTICE OF MEETING & ANNUAL REPORT DISPATCHED TO SHAREHOLDERS** |
| **25 NOVEMBER** | **ANNUAL GENERAL MEETING** |

# MEDIA ADVISORS APPOINTED

OMI has engaged leading business marketing and communications consulting firm Three Plus as its media consultant. Three Plus is a Brisbane-based firm with senior consultants throughout Australia.

Working closely with the OMI Management team, Three Plus will develop and implement a communication strategy to ensure that OMI receives the widest possible media coverage on an ongoing basis. This will ensure that information is available in the market in a timely manner and distributed as widely as possible, ensuring transparent pricing of OMI's shares.

**Occupational & Medical Innovations Limited**
**ACN 091 192 871**
Unit 1/12 Booran Drive Slacks Creek Qld 4127 Australia
PO Box 2150 Logan City DC Qld 4114 Australia
Ph: +61 7 3451 7000 Fax: +61 7 3209 4765
Email: info@omiltd.com Web: www.omiltd.com



Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 7 of 29 pages.

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

31 August 2004

The Manager
Company Announcements Office

**Re: Occupational & Medical Innovations Limited
Results for the year ended 30 June 2004**

Please find enclosed OMI's Appendix 4E preliminary report for the year ended 30 June 2004.

**Operating Performance**

During this year, the OMI group has employed a specialist team to facilitate its product from design through manufacturing to market. This commercialisation stage of OMI's development has seen the appointment of the following specialist positions.

- Chief Executive Officer
- General Manager
- International Business Development Manager
- Operations Manager
- Regulatory Affairs and Quality Control Manager
- Manufacturing Manager
- Clinical Support Manager

In addition, the appointment of a medical advisory panel consisting of leading Australian and Overseas Medical Professionals has dramatically increased the group's ability to support current product development and will assist in future product identification and development.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871



A significant feature of this process has been the roll out of OMI's Safety Scalpel in the Australian and USA markets which has generated the group's first revenue stream. In addition, a distribution agreement with Terumo Australia and a Heads of Agreement with Terumo USA have established a market for OMI's Retractable Safety Syringe. Manufacture of this product has commenced in China.

**Future Outlook**

OMI's Board has indicated that it anticipates revenue of $5 million in FY04/05, being the group's last loss year, and further that FY05/06 should result in strong revenue growth.

Consistent with OMI's strategy to capitalise on global opportunities, discussions are progressing strongly with B Braun for a potential release of its Safe IV Valve into the world market.

In the opinion of the Board, this positions OMI as Australia's leading Multi Medical Device Company.

**KEITH TASKE**
Joint Chief Executive Officer

# Appendix 4E

## Preliminary Final Report
## to the Australian Stock Exchange

| | |
|---|---|
| **Name of Entity** | Occupational & Medical Innovations Limited |
| **ABN** | 11 091 192 871 |
| **Financial Year Ended** | 30 June 2004 |
| **Previous Corresponding Reporting Period** | 30 June 2003 |

### Results for Announcement to the Market

| | $'000 | Percentage increase /(decrease) over previous corresponding period |
|---|---|---|
| **Revenue from ordinary activities** | 457 | (6.16%) |
| **Profit / (loss) from ordinary activities after tax attributable to members** | (3 681) | (67.9%) |
| **Net profit / (loss) for the period attributable to members** | (3 681) | (67.9%) |

| Dividends (distributions) | Amount per security | Franked amount per security |
|---|---|---|
| **Final Dividend** | Nil | Nil |
| **Interim Dividend** | Nil | Nil |

| | |
|---|---|
| **Record date for determining entitlements to the dividends (if any)** | Not applicable |

**Brief explanation of any of the figures reported above necessary to enable the figures to be understood:**

Refer attached unaudited Appendix 4E financial statements.

## Dividends

| | |
|---|---|
| **Date the dividend is payable** | Not applicable |
| **Record date to determine entitlement to the dividend** | Not applicable |
| **Amount per security** | Not applicable |
| **Total dividend** | Not applicable |
| **Amount per security of foreign sourced dividend or distribution** | Not applicable |
| **Details of any dividend reinvestment plans in operation** | Not applicable |
| **The last date for receipt of an election notice for participation in any dividend reinvestment plans** | Not applicable |

## NTA Backing

| | **Current Period** | **Previous corresponding period** |
|---|---|---|
| **Net tangible asset backing per ordinary security** | 20.93 cents | 15.43 cents |

## Other Significant Information Needed by an Investor to Make an Informed Assessment of the Entity's Financial Performance and Financial Position

Refer attached unaudited Appendix 4E financial statements.

## Commentary on the Results for the Period

| |
|---|
| **The earnings per security and the nature of any dilution aspects :**<br><br>Refer attached unaudited Appendix 4E financial statements. |
| **Returns to shareholders including distributions and buy backs :**<br><br>There have been no distributions to shareholders or share buy backs for the current or previous financial year. |
| **Significant features of operating performance :**<br><br>Refer attached covering commentary to Appendix 4E. |
| **The results of segments that are significant to an understanding of the business as a whole:**<br><br>The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry. |
| **Discussion of trends in performance :**<br><br>Refer attached covering commentary to Appendix 4E. |
| **Any other factor which has affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:**<br><br>Refer attached covering commentary to Appendix 4E. |

## Audit/Review Status

| This report is based on accounts to which one of the following applies: (Tick one) | | | |
|---|---|---|---|
| The accounts have been audited | | The accounts have been subject to review | |
| The accounts are in the process of being audited or subject to review | ✔ | The accounts have not yet been audited or reviewed | |

**If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:**

Not applicable.

**If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:**

Not applicable.

**Attachments Forming Part of Appendix 4E**

| Attachment # | Details |
|---|---|
| 1 | Unaudited Appendix 4E financial statements (15 pages) |
| | |
| | |

| | |
|---|---|
| **Signed By (Director/Company Secretary)** | [signature] |
| **Print Name** | LAWRENCE LITZOW |
| **Date** | 30 August 2004 |

# Occupational & Medical Innovations Limited

**ABN 11 091 192 871**

UNAUDITED

**Appendix 4E Financial Statements**
**For the year ended 30 June 2004**

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2004

| | Note | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|---|
| **Revenue** | | | | | |
| Revenue from ordinary activities | 3 | 457 108 | 487 217 | 99 011 | 91 366 |
| **Expenditure** | | | | | |
| Expenses from ordinary activities | 4 | (4 485 488) | (2 957 742) | (492 872) | (466 544) |
| Borrowing costs | | (15 376) | (10 281) | - | - |
| Profit/(loss) before income tax expenses | | (4 043 756) | (2 480 806) | (393 861) | (375 178) |
| Income tax (expense)/benefit | 5 | 363 175 | 288 770 | - | - |
| Net profit/(loss) | | (3 680 581) | (2 192 036) | (393 861) | (375 178) |
| Total revenue, expenses and valuation adjustments recognised directly in equity | | - | - | - | - |
| Total changes in equity other than those resulting from transactions with owners as owners | 17 | (3 680 581) | (2 192 036) | (393 861) | (375 178) |
| Basis earnings per share | 19 | (13.96) cents | (8.57) cents | | |
| Diluted earnings per share | 19 | (13.96) cents | (8.57) cents | | |

*The above Statements of Financial Performance should be read in conjunction with the attached notes.*

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

Rule 12g3 - 2b exemption
File No.: **82 - 5174**


STATEMENTS OF FINANCIAL POSITIONS
AS AT 30 JUNE 2004

| | Note | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|---|
| **Current Assets** | | | | | |
| Cash assets | 6 | 5 631 098 | 3 754 846 | 5 397 173 | 3 712 418 |
| Receivables | 7 | 99 899 | 78 368 | 7 284 | 42 817 |
| Other | 8 | 216 266 | 10 577 | 10 000 | 10 000 |
| Total Current Assets | | 5 947 263 | 3 843 791 | 5 414 457 | 3 765 235 |
| **Non-Current Assets** | | | | | |
| Receivables | 7 | - | - | 6 522 017 | 3 473 100 |
| Property, plant and equipment | 9 | 467 118 | 359 789 | 59 | 142 |
| Other financial assets | 10 | - | - | 16 564 639 | 16 564 639 |
| Intangible assets | 11 | 15 521 202 | 16 504 052 | 2 670 899 | 2 840 114 |
| Other | 12 | 1 058 246 | 962 803 | 150 893 | 150 893 |
| Total Non-Current Assets | | 17 046 566 | 17 826 644 | 25 908 507 | 23 028 888 |
| Total Assets | | 22 993 829 | 21 670 435 | 31 322 964 | 26 794 123 |
| **Current Liabilities** | | | | | |
| Payables | 13 | 131 722 | 45 671 | 20 904 | 7 897 |
| Interest bearing liabilities | 14 | 6 622 | 14 240 | - | - |
| Provisions | 15 | 54 021 | 45 026 | - | - |
| Total Current Liabilities | | 192 365 | 104 937 | 20 904 | 7 897 |
| **Non-Current Liabilities** | | | | | |
| Interest bearing liabilities | 14 | 28 712 | 27 614 | - | - |
| Provisions | 15 | 11 194 | 5 440 | - | - |
| Total Non-Current Liabilities | | 39 906 | 33 054 | - | - |
| Total Liabilities | | 232 271 | 137 991 | 20 904 | 7 897 |
| **NET ASSETS** | | **22 761 558** | **21 532 444** | **31 302 060** | **26 786 226** |
| **Equity** | | | | | |
| Contributed equity | 16 | 32 973 508 | 28 063 813 | 32 973 508 | 28 063 813 |
| Accumulated losses | 17 | (10 211 950) | (6 531 369) | (1 671 448) | (1 277 587) |
| **TOTAL EQUITY** | | **22 761 558** | **21 532 444** | **31 302 060** | **26 786 226** |

*The above Statement of Financial Positions should be read in conjunction with the attached notes.*

**OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED**
**AND ITS CONTROLLED ENTITIES**
**ABN 11 091 192 871**

**STATEMENTS OF CASH FLOWS**
**FOR THE YEAR ENDED 30 JUNE 2004**

| | Note | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|---|
| | | Inflows/(Outflows) | | Inflows/(Outflows) | |
| **Cash flow from Operating Activities** | | | | | |
| Receipts from customers (GST inclusive) | | 924 535 | 462 570 | 35 906 | 23 695 |
| Payments to suppliers and employees (GST inclusive) | | (3 718 225) | (1 673 881) | (337 161) | (364 531) |
| Interest received | | 127 238 | 69 243 | 125 232 | 65 145 |
| Research and development concession refund | | - | 288 770 | - | - |
| Borrowing costs paid | | (15 376) | (10 281) | - | - |
| Net cash provided by/(used in) operating activities | 22 | (2 681 828) | (863 579) | (176 023) | (275 691) |
| **Cash flow from Investing Activities** | | | | | |
| Payments for property, plant and equipment | | (249 652) | (265 455) | - | - |
| Payments for research and development | | (95 443) | (247 494) | - | - |
| Net cash provided by/(used in) operating activities | | (345 095) | (512 949) | - | - |
| **Cash flow from Financing Activities** | | | | | |
| Proceeds from share issue | | 4 924 195 | 3 110 000 | 4 924 195 | 3 110 000 |
| Share capital costs | | (14 500) | (93 284) | (14 500) | (93 284) |
| Funds provided to controlled entities | | - | - | (3 048 917) | (1 271 000) |
| Payment of borrowings | | (6 520) | (154 043) | - | - |
| Net cash provided by/(used in) operating activities | | 4 903 175 | 2 862 673 | 1 860 778 | 1 745 716 |
| Net increase in cash held | | 1 876 252 | 1 486 145 | 1 684 755 | 1 470 025 |
| Cash at the beginning of the year | | 3 754 846 | 2 268 701 | 3 712 418 | 2 242 393 |
| Cash at the end of the year | 6 | 5 631 098 | 3 754 846 | 5 397 173 | 3 712 418 |

The above Statements of Cash Flows should be read in conjunction with the attached notes.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

### (a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 30 June 2004 and the results of all controlled entities for the year then ended. Occupational & Medical Innovations Limited and its controlled entities (refer note 21) are together referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

### (b) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

### (c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**(d) Property, Plant and Equipment**

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

| Class of asset | % |
|---|---|
| Motor vehicles | 22.5 (diminishing value) |
| Computer equipment | 33.3 (straight line) |
| Office equipment | 20-40 (diminishing value) |
| Manufacturing equipment | 20-40 (diminishing value) |

**(e) Employee Entitlements**

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless whether they are expected to be settled within twelve months of balance date; and
- Other employee entitlements which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

**(f) Revenue Recognition**

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

**(g) Intangibles**

Patents are brought to account at cost and amortised using the straight-line method over 20 years.

**(h) Deferred Research and Development Costs**

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**(i) Payables**

Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

**(j) Receivables**

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

**(k) Interest Bearing Liabilities**

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

**(l) Net Fair Values**

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

**(m) Borrowing Costs**

Borrowing costs are recognised as an expense in the period which they are incurred.

**(n) Cash**

Cash includes cash on hand and in banks and investments in money market instruments.

**(o) Leases**

Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

| | Consolidated Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES** | | | | |
| The following items have been recognised in the profit/(loss) from ordinary activities: | | | | |
| **Net gains** | | | | |
| Foreign exchange gain | 3 279 | - | - | - |
| **Expenses** | | | | |
| Depreciation of plant and equipment | 136 390 | 49 450 | 83 | 73 |
| Amortisation of leasehold improvements | 65 | 29 441 | - | - |
| Amortisation of patents | 982 850 | 982 850 | 169 215 | 169 215 |
| Net loss on sale of non-current assets | 5 868 | - | - | - |
| Operating lease rental expense | 51 600 | 51 600 | - | - |
| **3. REVENUES FROM ORDINARY ACTIVITIES** | | | | |
| Operating revenue: | | | | |
| Sale of Goods | 352 812 | 380 368 | - | - |
| Non-operating revenue: | | | | |
| Interest | 101 017 | 95 464 | 99 011 | 91 366 |
| Foreign exchange gains | 3 279 | - | - | - |
| Other | - | 11 385 | - | - |
| | 457 108 | 487 217 | 99 011 | 91 366 |

| | Consolidated Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **4. EXPENSES FROM ORDINARY ACTIVITIES** | | | | |
| Classification of expenses by nature: | | | | |
| Employee costs and Directors fees | 1 334 395 | 748 730 | 137 545 | 111 545 |
| Depreciation | 136 390 | 49 450 | 83 | 73 |
| Accounting | 60 035 | 21 593 | 35 539 | 14 433 |
| Amortisation | 982 850 | 1 012 291 | 169 215 | 169 215 |
| Consulting fees | 173 604 | 187 711 | 48 499 | 85 951 |
| Insurance | 337 773 | 152 013 | 15 801 | 13 262 |
| Legal costs | 133 681 | 129 708 | 18 897 | 9 010 |
| Listing expenses | 41 774 | 52 944 | 41 774 | 52 944 |
| Travel | 207 789 | 57 057 | - | - |
| Research and development costs written off | - | 209 116 | - | - |
| Patent fees | 230 750 | 76 079 | - | - |
| Printing and Stationery | 55 279 | 41 662 | | |
| Rent | 51 600 | 51 600 | - | - |
| Cost of goods sold | 189 800 | - | - | - |
| Repairs and maintenance | 54 113 | - | - | - |
| Computer | 77 136 | - | - | - |
| Other expenses from ordinary activities | 418 519 | 167 788 | 25 519 | 10 111 |
| | 4 485 488 | 2 957 742 | 492 872 | 466 544 |

## 5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:

| | Consolidated 2004 | Consolidated 2003 | Parent 2004 | Parent 2003 |
|---|---|---|---|---|
| Prima facie tax benefit on operating profit/(loss) calculated at 30% (2003 : 30%) | (1 099 245) | (744 242) | (118 158) | (112 553) |
| Tax effect on permanent differences: | | | | |
| Non assessable items | (108 953) | - | - | - |
| Amortisation of patents | 294 855 | 294 855 | 50 765 | 50 765 |
| Other non deductible items | 17 438 | 5 923 | 12 489 | 2 703 |
| FITB not brought to account | 895 905 | 443 464 | 54 904 | 59 085 |
| R&D concession refund | (363 175) | (288 770) | - | - |
| Income tax expense/(benefit) | (363 175) | (288 770) | - | - |

## 5. INCOME TAX

Potential future income tax benefits at 30% (2003: 30%) attributable to tax losses and timing differences carried forward, amounting to approximately $1 497 000 (2003: $829 500) for the consolidated entity, and approximately $303 500 (2003: $253 000) for the parent entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the consolidated entity and parent entity at the end of the year was nil. No dividends were paid during the year.

| | Consolidated Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **6. CASH ASSETS** | | | | |
| Cash on hand | 11 | 10 | 10 | 10 |
| Cash at bank | 382 859 | 178 607 | 148 935 | 136 179 |
| Cash on deposit | 5 248 228 | 3 576 229 | 5 248 228 | 3 576 229 |
| | 5 631 098 | 3 754 846 | 5 397 173 | 3 712 418 |
| **7. RECEIVABLES** | | | | |
| **Current** | | | | |
| Trade accounts receivable | 56 385 | 8 746 | - | - |
| Interest receivable | - | 26 221 | - | 26 221 |
| Other | 43 514 | 43 401 | 7 284 | 16 596 |
| | 99 899 | 78 368 | 7 284 | 42 817 |
| **Non-Current** | | | | |
| Receivables from controlled entities | - | - | 6 522 017 | 3 473 100 |

| | Consolidated Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **8. OTHER CURRENT ASSETS** | | | | |
| Prepayments | 184 528 | 177 | - | - |
| Other | 31 738 | 10 400 | 10 000 | 10 000 |
| | 216 266 | 10 577 | 10 000 | 10 000 |
| **9. PROPERTY, PLANT & EQUIPMENT** | | | | |
| Plant and equipment at cost | 726 699 | 502 070 | 548 | 548 |
| Accumulated depreciation | (260 094) | (142 281) | (489) | (406) |
| | 466 605 | 359 789 | 59 | 142 |
| Leasehold improvements at cost | 578 | 80 429 | - | - |
| Accumulated amortisation | (65) | (80 429) | - | - |
| | 513 | - | - | - |
| | 467 118 | 359 789 | 59 | 142 |
| **Movements during the year:** | | | | |
| Plant and equipment: | | | | |
| Beginning of the year | 359 789 | 148 450 | 142 | 215 |
| Additions | 249 074 | 260 789 | - | - |
| Disposals | (5 868) | - | - | - |
| Depreciation | (136 390) | (49 450) | (83) | (73) |
| | 466 605 | 359 789 | 59 | 142 |
| Leasehold improvements: | | | | |
| Beginning of the year | - | 24 775 | - | - |
| Additions | 578 | 4 666 | - | - |
| Amortisation | (65) | (29 441) | - | - |
| | 513 | - | - | - |
| **10. OTHER FINANCIAL ASSETS** | | | | |
| Investment in controlled entities - at cost | - | - | 16 564 639 | 16 564 639 |

| | Consolidated Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **11. INTANGIBLES** | | | | |
| Patents at cost | 19 654 009 | 19 654 009 | 3 381 699 | 3 381 699 |
| Accumulated amortisation | (4 132 807) | (3 149 957) | (710 800) | (541 585) |
| | 15 521 202 | 16 504 052 | 2 670 899 | 2 840 114 |
| **12. OTHER NON-CURRENT ASSETS** | | | | |
| Deferred research and development costs | 1 058 246 | 962 803 | 150 893 | 150 893 |
| **Movements during the year:** | | | | |
| Opening balance | 962 803 | 924 425 | 150 893 | 150 893 |
| Additions | 95 443 | 247 494 | - | - |
| Amounts written off | - | (209 116) | - | - |
| Closing balance | 1 058 246 | 962 803 | 150 893 | 150 893 |
| **13. PAYABLES** | | | | |
| Trade accounts payable and accruals (unsecured) | 131 722 | 45 671 | 20 904 | 7 897 |
| **14. INTEREST BEARING LIABILITIES** | | | | |
| **Current** | | | | |
| Hire purchase | 6 622 | 14 240 | - | - |
| **Non-current** | | | | |
| Hire purchase | 28 712 | 27 614 | - | - |

Hire purchase liabilities are fully secured by applicable hire purchase asset.

| | | | | |
|---|---|---|---|---|
| **15. PROVISIONS** | | | | |
| **Current** | | | | |
| Employee entitlements | 54 021 | 45 026 | - | - |
| **Non-Current** | | | | |
| Employee entitlements | 11 194 | 5 440 | - | - |
| Aggregate employee entitlements | 65 215 | 50 466 | - | - |

The consolidated entity had 15 (2003: 15) full time or full time equivalent employees at 30 June 2004.

| | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|

## 16. CONTRIBUTED EQUITY

| | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|
| Issued shares: | | | | |
| 29 530 626 (2003: 26 353 726) ordinary shares | 32 973 508 | 28 063 813 | 32 973 508 | 28 063 813 |
| Shares issued during the period: | | | | |
| Opening balance | 28 063 813 | 25 047 097 | 28 063 813 | 25 047 097 |
| 1 000 000 ordinary shares at $3.11 each | - | 3 110 000 | - | 3 110 000 |
| 3 176 900 ordinary shares at $1.55 each | 4 924 195 | - | 4 924 195 | - |
| Share issue costs | (14 500) | (93 284) | (14 500) | (93 284) |
| | 32 973 508 | 28 063 813 | 32 973 508 | 28 063 813 |

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

## 17. ACCUMULATED LOSSES

| | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|
| Balance at beginning of year | (6 531 369) | (4 339 333) | (1 277 587) | (902 409) |
| Net profit/(loss) | (3 680 581) | (2 192 036) | (393 861) | (375 178) |
| Balance at end of year | (10 211 950) | (6 531 369) | (1 671 448) | (1 277 587) |

## 18. TOTAL EQUITY

| | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|
| Balance at beginning of year | 21 532 444 | 20 707 764 | 26 786 226 | 24 144 688 |
| Total changes in equity recognised in the Statement of Financial Performance | (3 680 581) | (2 192 036) | (393 861) | (375 178) |
| Transactions with owners as owners: | | | | |
| - contributions of equity | 4 924 195 | 3 110 000 | 4 924 195 | 3 110 000 |
| - cost of capital raising | (14 500) | (93 284) | (14 500) | (93 284) |
| Balance at end of year | 22 761 558 | 21 532 444 | 31 302 060 | 26 786 226 |

| | Consolidated Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | $ | $ | $ | $ |
| **19. EARNINGS PER SHARE** | | | | |
| Basic earnings per share | (13.96) cents | (8.57) cents | | |
| Diluted earnings per share | (13.96) cents | (8.57) cents | | |
| Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share | 26 362 430 | 25 572 904 | | |
| Net profit/(loss) used in calculating basic earnings per share | (3 680 581) | (2 192 036) | | |

## 20. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographical segment, being Australia.

## 21. CONTROLLED ENTITIES

| Controlled Entity | Country of Incorporation | Percentage of Shares Held 2004 | Percentage of Shares Held 2003 |
|---|---|---|---|
| OMI Research Pty Ltd | Australia | 100% | 100% |
| Jireh Tech Pty Ltd | Australia | 100% | 100% |
| OMI Inc | USA | 100% | 100% |
| OMI Manufacturing Pty Ltd | Australia | 100% | 100% |
| OMI Properties Pty Ltd | Australia | 100% | 100% |

## 22. NOTES TO STATEMENTS OF CASH FLOWS

| | Consolidated Entity 2004 $ | Consolidated Entity 2003 $ | Parent Entity 2004 $ | Parent Entity 2003 $ |
|---|---|---|---|---|
| Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax | | | | |
| Net profit/(loss) | (3 680 581) | (2 192 036) | (393 861) | (375 178) |
| Depreciation | 136 390 | 49 450 | 83 | 73 |
| Amortisation | 65 | 29 441 | - | - |
| Amortisation of patents | 982 850 | 982 850 | 169 215 | 169 215 |
| Loss on disposal of non-current assets | 5 868 | - | - | - |
| Write down in research & development costs | - | 209 116 | - | - |
| Changes in assets and liabilities: | | | | |
| Trade debtors | (47 639) | (6 537) | - | - |
| Interest receivables | 26 221 | (26 221) | 26 221 | (26 221) |
| Other current assets | (21 451) | (10 000) | 9 312 | (10 000) |
| Prepayments | (184 351) | 124 780 | - | 300 |
| Trade creditors and accruals | 86 051 | (28 794) | 13 007 | (33 880) |
| Provision for employee entitlements | 14 749 | 4 372 | - | - |
| | (2 681 828) | (863 579) | (176 023) | (275 691) |

## 23. EVENTS SUBSEQUENT TO BALANCE DATE

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years.

## NOTE 24: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements".

The transition to AIFRS is being managed through the following measures:

1. Examination of impacts to isolate those areas where changes are required to adjust the Company's information systems and reporting style to comply with the new requirements.
2. Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level
3. Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Company's reporting requirements.
4. Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome
5. Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

The key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

### Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts are subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

### Property, Plant & Equipment

Property, plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of property, plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

## NOTE 24: IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS Con't

### Research and Development

Currently capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalised and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset.

### Patents

All patents have been assessed as having either a finite or indefinite useful life.

All items that have been classified as being indefinite lived assets will be impairment tested annually in accordance with the standards. All items classified as finite lived assets will be amortised over the useful life of the asset.

Regardless of the useful life classification the directors must assess at the end of each reporting period the classification, subsequent method employed and rates used to ensure appropriateness.